UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

1.

The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the re-appointment of Mr. UK Sinha (DIN: 00010336) as Non-Executive Independent Director on the Board of the Company for a 2nd and final term of 3 years effective from August 11, 2021 to August 10, 2024, subject to approval of the shareholders at the ensuing Annual General Meeting.

Mr. Sinha has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. and has also worked for Department of Economic Affairs at Ministry of Finance.

Mr. Sinha is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

Also, in compliance with SEBI Regulations, this is to confirm that Mr. Sinha has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

2.

The Board of Directors, on recommendation of Nomination and Remuneration Committee of the Company, have considered and approved the appointment of Mr. Akhilesh Joshi (DIN: 01920024) as an Additional Director designated as Non-Executive Independent Director on the Board of the Company for a 1st term of 1 year effective July 01, 2021 till June 30, 2022, subject to approval of the shareholders at the ensuing Annual General Meeting.

Mr. Akhilesh Joshi is a first-class mine manager, who began his career at HZL in 1976 and was appointed as COO and Whole-time Director in the period between 2008-2012. Further, he took over as HZL’s CEO and Whole-time Director in the period between 2012-2015. He was designated as President of Vedanta’s Global Zinc Business during 2015-2016. He is the recipient of National Mineral Award 2006, by Govt. of India for his outstanding contribution in Mining Technology and Business Today Best CEO Award (Core Sector) 2013. Mr. Joshi serves on the Boards of Companies like Hindustan Zinc Limited, Rajasthan State Mines and Minerals Ltd, Ferro Alloys Corporation Limited and Facor Power Limited.

Mr. Joshi is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

Also, in compliance with SEBI Regulations, this is to confirm that Mr. Joshi has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

3.

The Board of Directors, on recommendation of Audit & Risk Management Committee have approved the re-appointment of M/s S.R. Batliboi & Co. LLP, Chartered Accountants (registration no. 301003E / E300005) as Statutory Auditors of the Company for 2nd term of five consecutive years, commencing from the conclusion of 56th Annual General Meeting till the conclusion of 61st Annual General Meeting, subject to the shareholder’s approval at ensuing Annual General Meeting.

S. R. Batliboi & Co. LLP (“the Audit Firm”) was established in the year 1949. It has Head Office in Kolkata and has 7 branch offices in various cities in India. The Audit Firm is part of S.R. Batliboi & Affiliates network of audit firms and is registered as such with the Institute of Chartered Accountants of India (ICAI). It is a limited liability partnership firm (“LLP”) incorporated in India.

The Audit Firm is engaged primarily in providing audit and assurance services, and certain tax assurance services to clients. As on May 31, 2021, there are 37 partners and more than 1,000 professional and other staff in the Audit Firm.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiva
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer